Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

AND FOR THE NINE AND THREE-MONTH PERIODS THEN ENDED

PRESENTED ON COMPARATIVE BASIS

REPORT ON REVIEW OF THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Report on the consolidated condensed interim financial statements

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Pampa Energía S.A. and its subsidiaries ("the Group"), which comprise the consolidated condensed statement of financial position as of September 30, 2024, the consolidated condensed statements of comprehensive income for the periods of nine-month and three-month ended September 30, 2024, of changes in equity and cash flows for the nine-month period ended September 30, 2024, and selected explanatory notes.

Responsibilities of the Board of Directors

The board of Directors is responsible for the preparation and presentation of this consolidated condensed interim financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Price Waterhouse & Co. S.R.L., Bouchard 557, floor 8°, C1106ABG – Autonomous City of Buenos Aires

T: +(54.11) 4850.6000, www.pwc.com/ar

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Autonomous City of Buenos Aires, November 6, 2024.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Carlos Martín Barbafina

Free translation from the original prepared in Spanish for publication in Argentina

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCBA	Buenos Aires Stock Exchange
BNA	Banco de la Nación Argentina
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CC	Combined Cycle
CIESA	Compañía de Inversiones de Energía S.A.
CISA	Comercializadora e Inversora S.A.
CITELEC	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CNY	Yuan Republic of China
CPB	Central Térmica Piedra Buena
CSJN	Argentina´s Supreme Court of Justice
CTB	CT Barragán S.A
CTEB	Central Térmica Ensenada Barragán
CTG	Central Térmica Güemes
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma de la Lata
CTPP	Central Térmica Parque Pilar
EISA	Energía Inversora S.A.
ENARGAS	National Regulatory Authority of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
GASA	Generación Argentina S.A.
Greenwind	Greenwind S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
ICC	International Chamber of Commerce
IAS	International Accounting Standards
IASB	International Accounting Standards Board

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Censuses
IPIM	Wholesale Domestic Price Index
LGS	Argentine Business Organizations Law
MW	Megawatt
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
OCPSA	Oleoductos de Crudos Pesados S.A.
PB18	Pampa Bloque 18 S.A.
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.p.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PESOSA	Pampa Energía Soluciones S.A.
PISA	Pampa Inversiones S.A.
PIST	Point of Entry to the Transport System
POSA	Petrobras Operaciones S.A.
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SADI	Argentine Electricity Grid (Sistema Argentino de Interconexión)
SCEyM	Secretary for the Coordination of Energy and Mining
SE	Secretary of Energy
TGS	Transportadora de Gas del Sur S.A.
TGU	Transporte y Servicios de Gas en Uruguay S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
UTE	Unión Transitoria de Empresas
VAR	Vientos de Arauco Renovables S.A.U.
WEM	Wholesale Electricity Market

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

For the nine and three-month periods ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

		Nine-month		Three-month
	Note	09.30.2024	09.30.2023	09.30.2024	09.30.2023

Revenue	8	1,294,494	346,957	510,706	152,701
Cost of sales	9	(831,719)	(209,953)	(344,291)	(92,014)
Gross profit		462,775	137,004	166,415	60,687

Selling expenses	10.1	(51,380)	(13,333)	(19,798)	(5,610)
Administrative expenses	10.2	(124,840)	(34,629)	(53,166)	(14,427)
Exploration expenses	10.3	(256)	(1,772)	(89)	(22)
Other operating income	10.4	102,716	31,627	31,935	17,338
Other operating expenses	10.4	(63,966)	(18,079)	(20,912)	(10,704)
Impairment of property, plant and equipment, intangible assets and inventories		(18,578)	(324)	(18,436)	(1)
Impairment of financial assets		(48,912)	(415)	680	(116)
Share of profit from associates and joint ventures	5.2.2	94,331	14,044	62,437	5,474
Profit from sale of companies´ interest		5,765	486	-	486
Operating income		357,655	114,609	149,066	53,105

Financial income	10.5	4,095	1,090	2,086	662
Financial costs	10.5	(120,932)	(71,096)	(39,244)	(30,018)
Other financial results	10.5	99,806	95,794	36,945	40,333
Financial results, net		(17,031)	25,788	(213)	10,977
Profit before income tax		340,624	140,397	148,853	64,082
Income tax	10.6	111,715	(20,437)	(9,451)	(13,350)
Profit of the period		452,339	119,960	139,402	50,732

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		552,038	437,248	185,461	243,988
Items that may be reclassified to profit or loss
Exchange differences on translation		144,953	3,930	25,084	56
Other comprehensive income of the period		696,991	441,178	210,545	244,044
Total comprehensive income of the period		1,149,330	561,138	349,947	294,776

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the nine and three-month periods ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

		Nine-month		Three-month
	Note	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Total profit (loss) of the period attributable to:

Owners of the company		452,630	119,708	139,470	50,611
Non-controlling interest		(291)	252	(68)	121
		452,339	119,960	139,402	50,732

Total comprehensive income of the period attributable to:

Owners of the Company		1,148,086	559,794	349,455	294,062
Non-controlling interest		1,244	1,344	492	714
		1,149,330	561,138	349,947	294,776

Earnings per share attributable to equity holders of the Company

Total basic and diluted earning per share	13.2	332.82	87.51

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	09.30.2024	12.31.2023
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	2,499,436	2,056,974
Intangible assets	11.2	94,114	77,898
Right-of-use assets		12,153	17,259
Deferred tax asset	11.3	101,466	2
Investments in associates and joint ventures	5.2.2	918,879	542,978
Financial assets at fair value through profit and loss	12.2	26,451	28,040
Other assets		1,722	349
Trade and other receivables	12.3	43,103	14,524
Total non-current assets		3,697,324	2,738,024

CURRENT ASSETS
Inventories	11.4	231,400	166,023
Financial assets at amortized cost	12.1	77,881	84,749
Financial assets at fair value through profit and loss	12.2	750,900	451,883
Derivative financial instruments		108	250
Trade and other receivables	12.3	598,582	238,294
Cash and cash equivalents	12.4	322,011	137,973
Total current assets		1,980,882	1,079,172
Assets classified as held for sale		13,357	-
Total assets		5,691,563	3,817,196

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	09.30.2024	12.31.2023
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,360	1,360
Share capital adjustment		7,126	7,126
Share premium		19,950	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		21	21
Treasury shares cost		(211)	(211)
Legal reserve		43,838	37,057
Voluntary reserve		1,606,862	1,157,389
Other reserves		1,544	711
Other comprehensive income		798,629	539,702
Retained earnings		613,532	180,627
Equity attributable to owners of the company		3,092,655	1,943,736
Non-controlling interest		8,167	6,960
Total equity		3,100,822	1,950,696

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	183,254	119,863
Income tax and minimum notional income tax provision	11.6	71,282	44,614
Deferred tax liability	11.3	48,121	240,686
Defined benefit plans		40,976	13,172
Borrowings	12.5	1,368,963	989,182
Trade and other payables	12.6	49,286	37,301
Total non-current liabilities		1,761,882	1,444,818

CURRENT LIABILITIES
Provisions	11.5	8,720	4,649
Income tax liability	11.6	199,094	14,026
Tax liabilities		47,984	11,427
Defined benefit plans		12,148	2,695
Salaries and social security payable		29,187	15,537
Derivative financial instruments		2	191
Borrowings	12.5	305,312	181,357
Trade and other payables	12.6	225,170	191,800
Total current liabilities		827,617	421,682
Liabilities associated to assets classified as held for sale		1,242	-
Total liabilities		2,590,741	1,866,500
Total liabilities and equity		5,691,563	3,817,196

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2022	1,380	7,231	19,950	4	21	(2,280)	8,137	171,243	(448)	113,720	84,505	403,463	1,157	404,620
Legal and voluntary reserve constitution	-	-	-	-	-	-	(16)	84,521	-	-	(84,505)	-	-	-
Capital reduction	-	-	-	(20)	(105)	2,069	-	(1,944)	-	-	-	-	-	-
Treasury shares acquisition	(20)	(105)	-	20	105	-	-	-	-	-	-	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	500	-	-	500	-	500
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(103)	(103)
Profit for the nine-month period	-	-	-	-	-	-	-	-	-	-	119,708	119,708	252	119,960
Other comprehensive income for the nine-month period	-	-	-	-	-	-	7,920	247,173	-	142,781	42,212	440,086	1,092	441,178
Balance as of September 30, 2023	1,360	7,126	19,950	4	21	(211)	16,041	500,993	52	256,501	161,920	963,757	2,398	966,155

Stock compensation plans	-	-	-	-	-	-	-	-	659	-	-	659	-	659
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(325)	(325)
(Loss) Profit for the complementary three-month period	-	-	-	-	-	-	-	-	-	-	(85,220)	(85,220)	1,951	(83,269)
Other comprehensive income for the complementary three-month period	-	-	-	-	-	-	21,016	656,396	-	283,201	103,927	1,064,540	2,936	1,067,476
Balance as of December 31, 2023	1,360	7,126	19,950	4	21	(211)	37,057	1,157,389	711	539,702	180,627	1,943,736	6,960	1,950,696
Legal and voluntary reserve constitution	-	-	-	-	-	-	(539)	181,166	-	-	(180,627)	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	833	-	-	833	-	833
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(37)	(37)
Profit (Loss) for the nine-month period	-	-	-	-	-	-	-	-	-	-	452,630	452,630	(291)	452,339
Other comprehensive income for the nine-month period	-	-	-	-	-	-	7,320	268,307	-	258,927	160,902	695,456	1,535	696,991
Balance as of September 30, 2024	1,360	7,126	19,950	4	21	(211)	43,838	1,606,862	1,544	798,629	613,532	3,092,655	8,167	3,100,822

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

	Note	09.30.2024	09.30.2023
Cash flows from operating activities:
Profit of the period		452,339	119,960
Adjustments to reconcile net profit to cash flows from operating activities	14.1	136,816	47,128
Changes in operating assets and liabilities	14.2	(355,876)	(40,440)
Net cash generated by operating activities		233,279	126,648

Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(299,585)	(128,619)
Payment for purchases of public securities and shares acquisitions, net		(26,431)	(2,420)
(Suscription) Recovery of mutual funds, net		(887)	4,682
Payment for companies´acquisitions		(42,642)	-
Payment for right-of-use		(52)	-
Collection for equity interests in companies sales		16,538	12,655
Collection for joint ventures´ share repurchases		30,135	-
Collections for property, plant and equipment sales		331	77
Collections for intangible assets sales		-	1,626
Dividends collection		6,955	2
Financial assets´ dividends collection		1,121	-
Cash addition for purchase of subsidiary		67,447	-
Loans granted, net		(115)	(1,448)
Net cash used in investing activities		(247,185)	(113,445)

Cash flows from financing activities:
Proceeds from borrowings	12.5	653,462	98,835
Payment of borrowings	12.5	(108,478)	(30,438)
Payment of borrowings interests	12.5	(104,058)	(51,886)
Repurchase and redemption of corporate bonds	12.5	(285,489)	(1,335)
Payments of leases		(2,444)	(311)
Dividends payment		(37)	(139)
Net cash generated by financing activities		152,956	14,726

Increase in cash and cash equivalents		139,050	27,929

Cash and cash equivalents at the beginning of the year	12.4	137,973	18,757
Exchange and conversion difference generated by cash and cash equivalents		44,988	17,431
Increase in cash and cash equivalents		139,050	27,929
Cash and cash equivalents at the end of the period	12.4	322,011	64,117

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS For the nine-month period ended September 30, 2024, presented on comparative basis. (In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

General information of the Company

The Company is a fully integrated power company in Argentina, which mainly participates in the electric energy, oil and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,426 MW installed capacity as of September 30, 2024, which represents approximately 13% of Argentina’s installed capacity, and being one of the largest independent generators in the country. Additionally, the Company is currently undergoing a process to expand its installed capacity by an additional 45 MW.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 12 production areas and 5 exploratory areas reaching a production level of 13.4 million m3/day of natural gas and 5.0 thousand boe/day of oil in Argentina, during the nine-month period ended September 30, 2024. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemicals segment, operations are located in Argentina, where the Company operates two high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 94% and 100%.

Finally, through the holding, transportation and others, the Company participates in the electricity transmission and oil and gas transportation businesses. In the electricity transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,396 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Besides, the Company owns a 100% indirect interest in OCPSA (see Note 5.2.3), licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450 thousand barrels/day. Additionally, the segment includes advisory services provided to related companies.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: REGULATORY FRAMEWORK

2.1	Generation

2.1.1 Supply Agreements with CAMMESA

"TerCONF" call for tenders

SE Resolution No. 151/24 rendered ineffective the awarding of SE Resolution No. 961/23 under the TerCONF call for tenders, including the projects for the execution of CTGEBA II for a 300 MW power capacity, and the expansion of CTEB’s CC for 11 MW, through CTB.

2.1.2 Remuneration for sales to the spot market

SE Resolutions No. 9/24 and No. 99/24 updated the remuneration values for spot generation, providing for a 73.9% and 25% increase as from the February 2024 and June 2024 economic transactions, respectively.

Additionally, SE Resolutions No. 193/24, No. 233/24 and No. 285/24, and SCEyM Resolution No. 20/24 provided for new 3%, 5%, 2.7% and 6% increases as from the August, September, October and November 2024 economic transactions, respectively.

2.1.3 Modification of CAMMESA’s payment priority

Through SE Resolution No. 34/24, the payment order for the WEM’s economic transaction was modified, providing that transmission concessionaires would have payment priority over WEM’s generating agents.

2.1.4 Payment agreement with CAMMESA

On May 27, 2024, an agreement was entered into with CAMMESA instrumenting the exceptional, transitional and unique payment system established in SE Resolution No. 58/24 for the balance of WEM’s unpaid economic transactions. Thus, the December 2023 and January 2024 transactions were canceled through the delivery of government securities (BONO USD 2038 L.A.); whereas the February 2024 transaction was paid in cash with funds available in CAMMESA and transfers made by the Federal Government. In all cases, payments were made without recognizing interest. The Company received Bonds for $ 73,776 million FV (US$ 82.6 million) and $ 51,473 million in cash and recorded a $ 46,485 million (US$ 53.5 million) impairment in CAMMESA’s receivables considering the received instrument’s market value and the non-recognition of interest under the described cancellation methodology.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.1.5 Electric Power Regime

On July 8, 2024, Act No. 27,742, “Bases and Starting Points for the Freedom of Argentinians” was enacted, which introduced the following changes regarding the electric power segment:

i)	it unifies the ENRE and ENARGAS as a single regulatory entity;
ii)	it empowers the PEN to adjust, within the term of the declared emergency, the electric power regulatory framework comprised of Acts No. 15,336 and No. 24,065 to:
-	promote the opening of international electricity trade;
-	ensure free commercialization and maximum competition in the industry, guaranteeing end users the free choice of supplier;
-	promote the economic dispatch for energy transactions based on the grid’s hourly economic cost, taking into consideration its time-based marginal cost and energy not supplied;
-	adjust the energy grid’s tariffs based on actual supply costs to cover investment needs and guarantee the utilities’ continuous and regular supply;
-	make explicit the different items payable by the end user, with the express obligation on the distributor to act as a collection or withholding agent for the amounts collectable for energy, transportation and taxes corresponding to the WEM and the fiscal authority, as applicable; and
-	guarantee the development of electricity transmission infrastructure through open, transparent, efficient and competitive mechanisms.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the related regulations have not yet been issued.

2.1.6 Contingency and Forecast Plan for energy supply in critical months

Through Resolution No. 294/24, the SE established a “Contingency and Forecast Plan for critical months of the 2024/2026 period” aiming to avoid, reduce or mitigate the critical energy supply status for critical days of the 2024/2026 period.

The plan identifies different measures for the different industry segments.

Regarding electricity generation, an opt-in scheme is incorporated recognizing an additional, complementary and exceptional remuneration based on available power capacity and generation to promote the thermal generation plants’ availability in critical months and hours, effective from December 2024 to March 2026. This additional remuneration may be extended by the SE’s Undersecretariat of Electric Power for an additional 12-month period subject to the presentation of a maintenance program for each generating unit.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

The planned remuneration scheme implies (i) a US$ 2,000/MW-month remuneration for power capacity, adjusted by a criticality factor that considers the node where the generation unit is located, and by the unit’s actual availability in the most critical hours and 50% of such remuneration for the power capacity exceeding the committed capacity; and (ii) a remuneration for the energy generated in the most critical days and hours, also adjusted by the criticality factor, ranging from US$ 3.4/MWh to US$ 10.5/MWh depending on the fuel used and the generation technology.

Additionally, CAMMESA will implement an exceptional dispatch procedure allowing for the strategic use of power generation units to reduce supply restriction risks during periods of higher electricity consumption. This procedure may include reserving the dispatch of the remaining operating hours of units nearing the end of their useful life to leverage their use during the SADI’s peak demand times.

The opt-in period finishes on November 22, 2024 and, as of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company is analyzing the possible participation of the eligible thermal generation units.

2.2	Oil and Gas

2.2.1 Hydrocarbons Regime

Act No. 27,742 introduces amendments to Act No. 17,319, “Hydrocarbons”, aiming mainly to maximize income from the resources’ exploitation, especially:

-	it sets commercialization prices in the domestic market without the PEN’s intervention;
-	it provides for the free international trade of hydrocarbons, in the absence of objections by the SE;
-	it rules out the possibility of requesting extensions to the exploitation concessions and requires a new call for tenders for awarding existing concessions at least one year before their expiration;
-	it eliminates the concessionaire’s obligation to ensure the maximum production of hydrocarbons by observing criteria guaranteeing a proper preservation of reserves;
-	the PEN or the Province may grant licenses to process hydrocarbons and their derivatives, and build and operate conditioning plants, hydrocarbon separation plants, natural gas liquefaction plants and other necessary facilities and accessories, without them being necessarily linked to an exploitation concession;
-	it incorporates Standard Tender Specifications prepared by the provincial Enforcement Authorities and the SE as a basis for new calls; tenderers will compete on the value of the royalty over a 15% base value;
-	it establishes levy values payable in each stage taking as a reference the average oil barrel price, annually adjustable based on the Brent benchmark;
-	it admits applications for the reconversion of conventional into unconventional concessions only until December 31, 2028, with a one-time term of 35 years as from the reconversion application date;
-	it replaces transportation concessions with transportation authorizations;
-	the PEN may grant an authorization for the underground storage of natural gas in depleted natural hydrocarbon reservoirs; these authorizations will not be time-bound or subject to the payment of exploitation bonds; the stored gas will only pay royalties at the time of its first commercialization.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Moreover, Act No. 27,742 introduces the following amendments to Act No. 26,741, “Hydrocarbon Sovereignty”:

-	it abrogates the article that declared hydrocarbons self-supply of national public interest;
-	it modifies the principles of the hydrocarbons policy, eliminating references to domestic hydrocarbons self-supply, consumer protection regarding the price of hydrocarbon derivatives and the obtaining of exportable hydrocarbon balances to improve the balance of payments.

2.2.2 Gas market

Accession to Plan GasAr’s payment cancellation scheme

On June 19, 2024, the Company opted into the payment cancellation scheme established in Note NO-2024-54277417- APN-SE#MEC for the cancellation of compensations under Plan GasAr. Consequently, it accepted (i) the provisional payment for the periods due February and March 2024, in cash, and (ii) the provisional payment for the periods due up to and including January 2024, and the adjusted payment for the periods due up to and including November 2023, through the delivery of government securities (BONO USD 2038 L.A.). The Company received $ 2,884 million in cash and Bonds for $ 4,534 million FV (US$ 4.8 million) and recorded a $ 1,763 million (US$ 1.9 million) impairment in the related receivables, considering the market value of the instruments maturing in 2038 received under the described cancellation methodology.

Price at the PIST

SE Resolutions No. 93/24, No. 232/24 and No. 284/24, and SCEyM Resolution No. 18/24, established the PIST price to be passed on to end users pursuant to the agreements entered into under Plan GasAr for gas consumptions made as from the months of June, September, October and November 2024, respectively, and on the effective date of the tariff schemes published by ENARGAS.

It is worth highlighting that PIST value updates increase the amount collectible by the Company directly from distributors, decreasing the price compensation payable by the Federal Government under Plan GasAr.

Natural Gas Exports

In June 2024, Pampa was granted permits to export gas to Chile on an interruptible basis for a volume of 2 million m3/day from June 26, 2024 to May 1, 2025.

2.3	Gas Transportation

Transitional increase in natural gas transportation tariffs

On March 26, 2024, TGS entered into the 2024 transitional agreement (“RTT24”) with ENARGAS, which establishes a transitory 675% update in natural gas transportation tariffs. This tariff increase entered into effect on April 3, 2024, following the publication of ENARGAS Resolution No. 112/24 in the BO. Under this Resolution, as from May 2024 and until the completion of the Comprehensive Tariff Review (“RTI”), tariffs will be adjusted monthly by the transitory update index, which is composed of: (i) 47% by the wage index - registered private sector published by INDEC, (ii) 27.2% by the IPIM, and (iii) 25.8% by the construction cost index in Greater Buenos Aires - materials chapter, published by INDEC. To such effect, ENARGAS would monthly issue the corresponding resolution adjusting the applicable tariff schemes.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

However, on May 9, June 5 and July 1, 2024, ENARGAS informed the licensees of the natural gas transportation and distribution utility of the postponement of the above-mentioned monthly tariff adjustment for the months of May, June and July 2024, maintaining tariff schemes in force as from April 3, 2024. Furthermore, it communicated the replacement of the monthly update methodology for the months of July to December 2024. According to ENARGAS’ notification, the monthly tariff update will be based on the expected inflation to be estimated by the Ministry of Economy for such period, and the difference between the actual and estimated inflation will be considered in the determination of the tariff resulting from the RTI process.

Subsequently, effective from August 1, September 2, October 1 and November 4, 2024, ENARGAS published new transitional tariff, with increases of 4%, 1%, 2.7% and 3.5% respectively, over the then-current tariffs.

Besides, ENARGAS Resolution No. 112/24 establishes that during 2024, TGS must execute an investment plan in the amount of $ 27,690 million (adjustable by the transitional update index). As of the date of issuance of these Consolidated Condensed Interim Financial Statements, TGS has submitted this investment plan, which is currently under execution.

License extension application

On June 19, 2024, ENARGAS issued a technical and legal report indicating that TGS has amply complied with its obligations under the License. Based on this report and after a non-binding public hearing as required by Section 6 of the Natural Gas Act, the ENARGAS comptroller may submit a recommendation to the PEN, which in turn may, within a 120-day term, issue an executive order granting a 20-year License extension.

The public hearing, called under ENARGAS Resolution No. 593/24, was held on October 21, 2024. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, ENARGAS’ comptroller has not issued the above-mentioned recommendation report.

2.4	Transmission

Tariff situation

Pursuant to ENRE Resolutions No. 104/24 and 105/24, the hourly remuneration values effective as from February 19, 2024 (date of publication in the BO) were determined, establishing a 179.7% and 191.1% update against the values in force as from November 2023 for Transener S.A. and Transba S.A., respectively. Moreover, a tariff update was determined according to a formula based on wage, wholesale and consumer price indexes, to be applied on a monthly basis as from May 2024.

However, by instruction of the Ministry of Economy to the SE, on May 9, May 11 and July 2, 2024 the ENRE informed Transener S.A. and Transba S.A. of the suspension of the tariff update planned for the months of May, June and July 2024, maintaining the values in force since February 19, 2024; additionally, the monthly update mechanism was modified as from July 2024 by a formula based on the inflation projected for the July-December 2024 semester. Both companies emphatically rejected these measures due to the significant impact on the income necessary to render the service, the uncertainty on the methodology and the lack of definition on the source of the indexes involved, and requested the ENRE to take all the necessary measures to restore income as per the provisions of ENRE Resolutions No. 104/24 and No. 105/24.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Later, ENRE Resolutions No. 512/24 and No. 513/24; No. 581/24 and No. 580/24; No. 696/24 and No. 692/24; and No. 901/24 and No. 902/24 determined the hourly remuneration values establishing increases of 6%, 6%, 2.7% and 6% as from August 1, September 1, October 1, and November 1, 2024, respect to the values in force for Transener S.A. and Transba S.A.

Moreover, on April 15, 2024, ENRE Resolution No. 223/24 approved the “Program for the electricity transmission tariff review in 2024”, which set the criteria and methodology for the five-year term period tariff review process to be taken into consideration by transmission companies when submitting their tariff proposal applicable as from January 1, 2025.

In this sense, the ENRE has issued a note formally requesting the submission of the necessary information to determine the capital base and evaluate the costs and the investment plan. The information on the capital base, historical costs, property, plant and equipment, the status of easements and existing facilities was submitted to the ENRE in due time and form before May 17, 2024. Likewise, the projected information on costs, investments and intended annual remuneration was sent to the ENRE on September 16, 2024.

On August 21, 2024, ENRE Resolution No. 554/24 set the high-voltage and main electricity distribution utility concessionaires’ return rate for the 2025-2029 period at 10.14% after taxes.

Finally, on October 3, 2024, ENRE Resolution No. 706/24 launched the procedure for determining the remuneration of independent transmission companies, including Transener S.A., as operator of the Fourth Line and the Choele Choel - Pto. Madryn Interconnection, and Transba S.A., for Transportista Independiente de Buenos Aires (TIBA)’s facilities. This remuneration will apply during the tariff period starting January 1, 2025, and the procedure contemplates the submission of information on costs, investments and remuneration sought by the independent transporters by November 20, 2024, including the supervising transporter’s opinion.

2.5 Tax regulations

Act No. 27,742 creates the Large Investments’ Incentive Regime (“RIGI”), which grants tax, customs and foreign exchange benefits for projects involving investments in long-term assets for more than US$ 200 million aiming to encourage major domestic and foreign investments, promote the competitiveness of economic sectors, generate predictability and certainty conditions, increase goods and services exports, advance job creation and further the development of local production chains.

Additionally, Act No. 27,743, “Palliative and Relevant Tax Measures Act”, enacted on July 8, 2024, establishes an Exceptional Tax, Customs and Social Security Obligations Regularization Regime for obligations due as of March 31, 2024, establishing the reduction of compensatory interest depending on the time and form of adhesion, the total remission of fines and the discharge of criminal penalties that may apply to such obligations. It is worth highlighting that, during the third quarter of 2024, the Company paid $ 232 million to regularize certain items under discussion with the tax authorities within the framework of the above-mentioned regularization regime.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Likewise, modifications are introduced in the fourth category of the income tax and the personal property tax, and an Asset Regularization Regime is created for individuals, undivided estates and corporations.

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2024 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in million pesos and were approved for their issuance by the Company’s Board of Directors on November 6, 2024.

The information included in the Consolidated Condensed Interim Financial Statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and they should be read together with the Consolidated Financial Statements as of December 31, 2023, which have been prepared under IFRS Accounting Standards.

These Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2024 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the nine-month period ended September 30, 2024, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2023, and for the nine and three-month periods ended September 30, 2023, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to those Consolidated Financial Statements´ figures to keep the consistency in the presentation with the current period’s figures.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2023.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2024 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2024:

-	IAS 1 - “Presentation of Financial Statements” (as amended in January 2020 and October 2022)
-	IFRS 16 - “Leases” (as amended in September 2022)
-	IAS 7 - “Statement of Cash Flows” and IFRS 7 - “Financial Instruments - Disclosures” (as amended in May 2023)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2 New accounting standards, amendments and interpretations issued by the IASB not yet effective and not early adopted by the Company

Pursuant to CNV General Resolution No. 972/23, early application of IFRS accounting standards and/or amendments thereto is not permitted unless specifically permitted at the time of adoption.

As of September 30, 2024, the Company has not early applied the following standards and/or amendments:

-   IAS 21 - “Effects of Changes in Foreign Exchange Rates”: amended in August 2023. It incorporates the accounting treatment in the event of a lack of currency exchangeability, establishing the guidelines for estimating the spot exchange rate to reflect the rate at which each transaction would take place at the measurement date under the prevailing economic conditions. The amendments are applicable to fiscal years starting on or after January 1, 2025, allowing for early adoption. The Company estimates that its application will not impact the results of operations or the Company’s financial position; however, it continues to monitor the exchange rate environment.

-   IFRS 18 - “Presentation and Disclosures in Financial Statements”: issued in April 2024. It establishes new presentation and disclosure requirements aiming to ensure that financial statements provide relevant information that faithfully represents the entity’s situation. The standard does not affect the recognition or measurement of financial statement items; however, it introduces new requirements for improved comparability among entities. Specifically, the following are worth mentioning: (i) the classification of revenues and expenses into operating, investing and financing categories; (ii) the incorporation of required subtotals; and (iii) the disclosure of management-defined performance measures. The standard is applicable retroactively to fiscal years and interim periods beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

-   IFRS 19 - “Subsidiaries without Public Accountability: Disclosures”: issued in April 2024. It permits to application of reduced disclosures for entities without public accountability which are subsidiaries of an entity that produces consolidated financial statements available for public use that comply with IFRS accounting standards. The standard is applicable for periods beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-   IFRS 9 and IFRS 7 - “Financial Instruments and Disclosures”: in May 2024, the application guidance for IFRS 9 is modified and disclosure requirements are incorporated into IFRS 7. In particular, it incorporates the option to consider the derecognition of a financial liability before its settlement date in case of issuance of electronic payment instructions meeting certain requirements, as well as disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and instruments at amortized cost or fair value through other comprehensive income. The amendments apply to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-   IMPROVEMENTS TO IFRS - Volume 11: in July 2024, minor amendments are incorporated into IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. The amendments apply to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the amendments will not have an impact on the Company’s operating results or financial position.

NOTE 5: GROUP STRUCTURE

5.1	Corporate reorganization

On November 6 and 8, 2023, the Boards of Directors of CISA, the Company and GASA, respectively, resolved to instruct their respective managements to analyze a reorganization proceeding under Section 82 and subsequent sections of the Business Organization Law and tax neutrality under Sections 80 and subsequent articles of the Income Tax Law (as amended in 2019), and draw up the preparatory documentation for the spin-off of CISA’s equity and the subsequent merger through absorption of a portion of its spun-off equity into Pampa and the other portion of its spun-off equity into GASA (the ‘Reorganization Proceeding’).

On March 6, 2024, CISA, the Company and GASA’s Board of Directors approved the Reorganization Proceeding and called the respective general ordinary and extraordinary shareholders’ meetings to consider such proceeding, which were held on April 29, 2024, resolving to approve it.

The Reorganization Proceeding, effective January 1, 2024, entails benefits for the involved companies and the entire economic group, since it allows for greater resource efficiency in financial information management and reduced costs on account of legal and tax advisory fees.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Reorganization Proceeding has been approved by the CNV through Resolution RESFC-2024-22892-APN-DIR#CNV dated October 3, 2024 and is pending registration with the Argentine Public Registry of Organizations (Inspección General de Justicia).

5.2	Interest in subsidiaries, associates and joint ventures

5.2.1	Subsidiaries information

Unless otherwise indicated, the country is also the principal place where the subsidiary carries out its activities.

			09.30.2024	12.31.2023
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovables S.A.	Argentina	Generation	100.00%	100.00%
CISA (1)	Argentina	Trader & investment	-	100.00%
Ecuador Pipeline Holdings Limited	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Generation & Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
OCP (2)	Gran Cayman	Investment	100.00%	34.08%
Pampa Ecuador Inc	Nevis	Investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

(1) See note 5.1

(2) See note 5.2.3

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.2	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of common shares with one vote per share:

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
TGS (1)	Gas transportation	09.30.2024	753	222,520	1,946,242	0.382%

Joint ventures
CIESA (1)	Investment	09.30.2024	639	113,253	992,734	50.00%
Citelec (2)	Investment	09.30.2024	556	24,030	291,816	50.00%
CTB	Generation	09.30.2024	8,558	(54,952)	430,623	50.00%

(1)	The Company holds an interest of 0.382% in TGS and 50% in CIESA, a company that holds a 51% interest in the share capital of TGS, therefore, the Company has an interest of 25.88% in TGS.
As of September 30, 2024, the quotation of TGS's ordinary shares and ADR published on the BCBA and the NYSE was $ 4,550.00 and US$ 18.34, respectively, granting to Pampa ownership an approximate stake market value of $ 935,640 million.
(2)	The Company holds a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of September 30, 2024, Transener’s common share price listed at the BCBA was $ 1,850, conferring Pampa’s indirect interest an approximate $ 216,562 million market value.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The detail of the balances of investments in associates and joint ventures is as follows:

	09.30.2024	12.31.2023
Disclosed in non-current assets
Associates
OCP (1)	-	18,513
TGS	9,674	10,997
Other	23	18
Total associates	9,697	29,528
Joint ventures
CIESA	547,964	244,748
Citelec	145,908	66,466
CTB	215,310	202,236
Total joint ventures	909,182	513,450
Total associates and joint ventures	918,879	542,978

(1)	See Note 5.2.3

The following table shows the breakdown of the result from investments in associates and joint ventures:

	09.30.2024	09.30.2023
Associates
OCP	-	143
TGS	1,143	870
Total associates	1,143	1,013

Joint ventures
CIESA	54,929	7,255
Citelec	12,015	3,268
CTB	(27,475)	2,508
OCP	53,719	-
Total joint ventures	93,188	13,031
Total associates and joint ventures	94,331	14,044

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	09.30.2024	09.30.2023
At the beginning of the year	542,978	159,833
Dividends	(6,955)	-
Increase	35,517	-
Share repurchase	(30,135)	-
Sale of equity interests	(15,802)	(7,807)
Decrease due to obtained control	(73,228)	-
Profit from sale of companies´ interest	5,765	-
Share of profit	94,331	14,044
Exchange differences on translation	366,408	159,388
At the end of the period	918,879	325,458

5.2.3 Investment in OCP

On January 16, 2024, the Company, through PEB, closed the transaction for the acquisition of shares representing an additional 29.66% stake in OCP under the purchase and sale agreement entered into with Repsol OCP de Ecuador S.A. for a price of US$ 15 million. The closing of the transaction implied recognizing profits for US$ 5 million under IAS 28 and obtaining joint control.

Subsequently, on August 30, 2024, the transaction for the acquisition by the Company, through PEB, of the shares representing the remaining 36.26% stake in OCP was closed under the purchase and sale agreement entered into with PetroOriental OCP Holdings Ltd. for a price of US$ 22.9 million. The Company thus indirectly obtains control with a 100% stake in OCP’s capital stock and votes.

On the acquisition date, the Company determined the preliminary fair values of the assets acquired and liabilities assumed as of August 30, 2024 and recognized $ 26,160 million (or US$ 27.4 million) profits to reflect the fair value of the 63.74% former equity interest in OCP and $ 3,680 million (US$ 3.8 million) profits from the acquisition as the transaction consisted of a business combination achieved in stages under IFRS 3.

The acquisition contributed to the group revenue for $ 12,631 million (US$ 13.1 million) and net profit for $ 5,493 million (US$ 5.7 million) for the August 31 - September 30, 2024 period.

If the acquisition had taken place on January 1, 2024, consolidated revenue and profit for the nine-month period ended September 30, 2024 would have been $ 1,400,984 million (US$ 1,552.7 million) and $ 484,526 million (US$ 546.8 million), respectively. The pro forma information was calculated based on the Company and OCP’s results.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The Company paid $ 22,892 million (US$ 24 million) for the acquisition of the additional interest and added a $ 67,447 million (US$ 70.7 million) cash and cash equivalents, which is disclosed in the Consolidated Statement of Cash Flows under “Payment for acquisitions of companies” and “Cash addition for purchase of subsidiary” within investment activities.

It is worth highlighting that, pursuant to the terms of the concession’s Authorization Contract, the Company has provided an operational guarantee and an environmental guarantee for a total amount of US$ 100 million, including surety deposits for US$ 84 million, which are disclosed in the line Guarantee deposits under the item Other receivables in the Consolidated Condensed Interim Statement of Financial Position.

Besides, OCP declared dividends for US$ 13.3 million on January 18, 2024, and repurchased a total of 5,740,902,124 own shares on January 22, 2024, for a unit price of US$ 0.01.

Consequently, on January 22, 2024, the Company, through PEB, collected dividends in the amount of US$ 8.5 million and on January 29, 2024, US$ 36.6 million for share repurchases.

It is worth highlighting that on March 23, 2024, a force majeure event occurred due to unpredictable ground conditions that caused an axial compression and rupture of the pipeline at KP136+404. OCPSA immediately activated the pipeline contingency plan and resumed the crude oil transportation service on March 26, 2024.

Additionally, on June 17, 2024, OCPSA declared a force majeure event due to potential damage to the pipeline infrastructure at KP 102+700 as a result of heavy rains in Ecuador, which significantly accelerated the erosion of the Quijos River. Consequently, OCPSA suspended operations and closed the valves as a preventive measure. On June 18, 2024, the pipeline inspection team reported increased erosion between KP 99+700 and KP 100+400, and OCPSA immediately developed an action plan to carry out tasks for draining the crude oil from the pipeline and emergently build 2.8 km of pipeline in KP 99 and 102, which allowed to move away from the river’s erosive process, and operations were resumed on July 3, 2024.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Concession termination

On January 19, 2024, the Ministry of Energy and Mines of Ecuador and OCPSA entered into an addendum to the Authorization Contract to extend the concession term until July 31, 2024.

On July 29, 2024, under a Resolution by the Ministry of Energy and Mines of Ecuador and in accordance with the Authorization Contract, the concession term was extended until August 19, 2024 due to the occurrence of force majeure events in March and June 2024 that resulted in the suspension of OCPSA’s operations.

Later, the Ministry of Energy and Mines of Ecuador and OCPSA agreed to extend the transfer date and the term of the concession’s Authorization Contract until November 30, 2024.

On October 25, 2024, OCPSA was notified by the Vice Minister of Hydrocarbons of Ecuador of the Contract Termination on November 30, 2024 and, consequently, it was summoned to resume the proceeding for transferring the shares to the State.

Contingent liabilities in OCPSA

The constitutional protection action filed by the decentralized autonomous government of Orellana against OCPSA, Petroecuador and others due to the force majeure event caused by the rupture of the oil pipeline in 2020 was disallowed in the first instance; as the plaintiff appealed the resolution, the proceeding will be sent back to the Provincial Court of Justice of Orellana.

On the other hand, the constitutional protection action filed by residents of Puerto Madero against OCPSA, the Presidency of the Republic of Ecuador and Petroecuador was accepted; however, OCPSA, Petroecuador and the Presidency of the Republic appealed the resolution, so the proceeding will be referred back to the Provincial Court of Justice of Sucumbíos.

5.2.4	Investment in CTB

Impairment of non-financial assets

During the quarter ended June 30, 2024, CTB has identified significant changes in the environment where it operates and, consequently, has determined CTEB’s recoverable amount as of June 30, 2024.

The recoverability assessment resulted in the recognition of impairment losses in CTB with a $ 65,010 million (US$ 71 million) impact on the Company’s share of profit from associates and joint ventures.

25

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.5	Investment in CIESA - TGS

Issuance and cancellation of CB in TGS

On July 24, 2024 and under the Short- and Medium-Term Corporate Bonds Program for up to US$ 2,000 million approved by the CNV, TGS issued 2031 CB for US$ 490 million maturing on July 24, 2031 and accruing interest at an 8.50% rate, payable semiannually. The 2031 CB’s US$ 483.7 million net proceeds were used to make a purchase and cancellation tender offer for the 2018 CB.

As of the issuance of these Consolidated Condensed Interim Financial Statements, TGS and its subsidiaries are in compliance with the covenants established in their whole financial debt.

5.3	Oil and gas participations

Assets and liabilities as of September 30, 2024 and December 31, 2023 and the production cost of the Joint Ventures and Consortiums in which the Company participates corresponding to the nine-month periods ended September 30, 2024 and 2023 are detailed below:

	09.30.2024	12.31.2023

Non-current assets	148,177	90,360
Current assets	10,338	5,587

Total assets	158,515	95,947

Non-current Liabilities	48,837	13,371
Current Liabilities	28,203	23,084

Total liabilities	77,040	36,455

	09.30.2024	09.30.2023
Production cost	64,589	16,849

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Ventures and Consortiums.

26

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Assignment of interest in the Gobernador Ayala block

On September 13, 2024, following an offer received from a third party, Pluspetrol S.A. (operator) expressed its decision to exercise its preferential right under the joint operating agreement and acquire the Company’s undivided 22.51% interest in the rights and obligations of the hydrocarbon exploitation concession and the joint operating agreement on the Gobernador Ayala block.

As a result, as of September 30, 2024, the Company disclosed the related assets and liabilities as available for sale. It is worth highlighting that, during the third quarter of 2024, the participation in the Gobernador Ayala block contributed a production equivalent to just 1.2% of the Company’s total hydrocarbon production.

On October 21, 2024, the transaction was closed for a US$ 23 million base price, including an initial payment of US$ 9 million in cash and 4 installments payable semi-annually for the remaining balance.

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the fiscal year ended December 31, 2023.

Impairment of non-financial assets

The Company regularly monitors the existence of events or changes in circumstances that may indicate that its non-financial assets’ book value may not be recoverable.

The methodology used in estimating the recoverable amount consisted of calculating the value in use of each CGU based on the present value of future net cash flows expected to be derived from each CGU, discounted at a rate reflecting the weighted average cost of capital used.

27

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

In the Power Generation segment, during the quarter ended June 30, 2024, the Company has identified significant changes in the environment in which it operates and, therefore, has determined the recoverable amount of the CGUs comprising this segment as of June 30, 2024.

Cash flows were prepared based on estimates of the future behavior of key assumptions for the determination of the value in use, including the following: (i) the spot remuneration price evolution; (ii) energy dispatch projections; (iii) costs evolution; (iv) macroeconomic variables such as inflation and exchange rates, among others; and (v) an 11.74% after-tax WACC.

The Company did not record any impairment losses as a result of the detailed recoverability assessment, nor did it identify, as of September 30, 2024, any additional indications that could impact the assumptions considered in the above-mentioned assessment.

In addition, during the quarter ended September 30, 2024, given the Company’s strategy to focus its investments in the development and exploitation of its unconventional oil and gas reserves, and particularly to comply with the drilling, construction and facilities adequacy commitments in the Rincón de Aranda block, the Company determined the recoverable value of the oil and gas segment’s conventional CGUs as of September 30, 2024.

Cash flows were prepared based on estimates on the future behavior of key assumptions for determining the value in use, including the following: (i) the evolution of oil and gas prices; (ii) demand projections; (iii) costs evolution; (iv) macroeconomic variables such as inflation rates and exchange rates, among others; and (v) a 10.8% after-tax WACC.

The recoverability assessment resulted in the recognition of impairment losses for $ 18,536 million (US$ 19.1 million) in the El Tordillo/La Tapera block.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last fiscal year.

28

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity, oil and gas value chains.

Through its own activities, subsidiaries and shareholdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind (until divestment on August 16, 2023), VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III and PEPE IV wind farms.

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interest in CISA (until the corporate reorganization detailed in Note 5.1) and PECSA.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding, Transportation and Others, mainly consisting of interests in joint businesses CITELEC, CIESA and the indirect stake in OCP, as well as their respective subsidiaries holding the concession over high-voltage electricity transmission and gas and crude oil transportation, respectively. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with OCP as from August 30, 2024; see Note 5.2.3.

The Company manages its operating segment based on its individual net result in U.S. dollars.

29

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the nine-month period ended September 30, 2024	Generation	Oil and gas	Petrochemicals	Holding, Transportation and Others	Eliminations	Consolidated	Consolidated
Revenue - local market	502	429	247	29	-	1,207	1,086,342
Revenue - foreign market	3	84	147	-	-	234	208,152
Intersegment revenue	-	83	-	-	(83)	-	-
Cost of sales	(260)	(387)	(361)	(5)	83	(930)	(831,719)
Gross profit	245	209	33	24	-	511	462,775

Selling expenses	(2)	(46)	(9)	-	-	(57)	(51,380)
Administrative expenses	(39)	(57)	(5)	(38)	-	(139)	(124,840)
Exploration expenses	-	-	-	-	-	-	(256)
Other operating income	34	67	11	4	-	116	102,716
Other operating expenses	(11)	(22)	(5)	(34)	-	(72)	(63,966)
Impairment of property, plant and equipment, intangible assets and inventories	-	(19)	-	-	-	(19)	(18,578)
Impairment of financial assets	(46)	(10)	-	-	-	(56)	(48,912)
Share of profit from associates and joint ventures	(28)	-	-	129	-	101	94,331
Profit from sale of companies´ interest	-	-	-	7	-	7	5,765
Operating income	153	122	25	92	-	392	357,655

Financial income	3	1	-	-	-	4	4,095
Financial costs	(39)	(71)	(3)	(24)	-	(137)	(120,932)
Other financial results	102	(17)	4	25	-	114	99,806
Financial results, net	66	(87)	1	1	-	(19)	(17,031)
Profit before income tax	219	35	26	93	-	373	340,624

Income tax	109	36	7	(12)	-	140	111,715
Profit of the period	328	71	33	81	-	513	452,339

Depreciation and amortization	71	183	3	-	-	257	230,240

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the nine-month period ended September 30, 2024	Generation	Oil and gas	Petrochemicals	Holding, Transportation and Others	Eliminations	Consolidated	Consolidated
Total profit of the period attributable to:
Owners of the company	328	71	33	81	-	513	452,630
Non-controlling interest	-	-	-	-	-	-	(291)

Consolidated financial position information as of September 30, 2024
Assets	2,837	1,755	186	1,110	(23)	5,865	5,691,563
Liabilities	713	1,349	170	460	(23)	2,669	2,590,741

Net book values of property, plant and equipment	1,346	1,162	28	39	-	2,575	2,499,436

Additional consolidated information as of September 30, 2024
Increases in property, plant and equipment, intangible assets and right-of-use assets	67	243	4	7	-	321	288,500

31

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the nine-month period ended September 30, 2023	Generation	Oil and gas	Petrochemicals	Holding, Transportation and Others	Eliminations	Consolidated	Consolidated
Revenue - local market	507	326	273	11	-	1,117	285,892
Revenue - foreign market	-	137	116	-	-	253	61,065
Intersegment revenue	-	85	-	-	(85)	-	-
Cost of sales	(275)	(319)	(341)	-	85	(850)	(209,953)
Gross profit	232	229	48	11	-	520	137,004

Selling expenses	(1)	(38)	(12)	-	-	(51)	(13,333)
Administrative expenses	(38)	(56)	(5)	(34)	-	(133)	(34,629)
Exploration expenses	-	(7)	-	-	-	(7)	(1,772)
Other operating income	50	64	-	1	-	115	31,627
Other operating expenses	(24)	(26)	(2)	(16)	-	(68)	(18,079)
(Impairment) Recovery of impairment of intangible assets and inventories	-	-	(3)	2	-	(1)	(324)
Impairment of financial assets	-	-	-	(4)	-	(4)	(415)
Share of profit from associates and joint ventures	9	-	-	33	-	42	14,044
Profit from sale of companies´ interest	-	-	-	1	-	1	486
Operating income	228	166	26	(6)	-	414	114,609

Financial income	2	2	-	5	(5)	4	1,090
Financial costs	(92)	(157)	(2)	(37)	5	(283)	(71,096)
Other financial results	221	7	7	157	-	392	95,794
Financial results, net	131	(148)	5	125	-	113	25,788
Profit before income tax	359	18	31	119	-	527	140,397

Income tax	(48)	(2)	(5)	(14)	-	(69)	(20,437)
Profit of the period	311	16	26	105	-	458	119,960

Depreciation and amortization	74	125	4	-	-	203	51,111

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the nine-month period ended September 30, 2023	Generation	Oil and gas	Petrochemicals	Holding, Transportation and Others	Eliminations	Consolidated	Consolidated
Total profit of the period attributable to:
Owners of the company	310	16	26	105	-	457	119,708
Non-controlling interest	1	-	-	-	-	1	252

Consolidated financial position information as of December 31, 2023
Assets	2,684	1,396	157	631	(146)	4,722	3,817,196
Liabilities	729	1,213	137	376	(146)	2,309	1,866,500

Net book values of property, plant and equipment	1,345	1,138	27	34	-	2,544	2,056,974

Additional consolidated information as of September 30, 2023
Increases in property, plant and equipment and right-of-use assets	192	385	4	3	-	584	151,294

33

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	09.30.2024	09.30.2023

Energy sales in spot market	144,501	37,961
Energy sales by supply contracts	233,744	71,078
Fuel supply	69,011	17,409
Other sales	6,103	395
Generation sales subtotal	453,359	126,843

Gas sales	371,174	95,137
Oil sales	83,731	23,179
Other sales	8,586	1,858
Oil and gas sales subtotal	463,491	120,174

Products from catalytic reforming sales	191,472	43,089
Styrene sales	46,934	14,451
Synthetic rubber sales	54,932	14,705
Polystyrene sales	56,094	24,512
Other sales	1,438	428
Petrochemicals sales subtotal	350,870	97,185

Technical assistance and administration services sales	13,854	2,658
Other sales	12,920	97
Holding and others subtotal	26,774	2,755
Total revenue (1)	1,294,494	346,957

(1)	Revenues from CAMMESA represent 30% and 31% of total revenues from sales for the periods ended September 30, 2024 and 2023, respectively, and correspond mainly to the Generation and Oil and gas segments. Additionally, revenues from ENARSA represent 18% of total revenues from sales for the period ended September 30, 2024, and correspond mainly to the Oil and gas segment.

34

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	09.30.2024	09.30.2023
Inventories at the beginning of the year	166,023	30,724

Plus: Charges of the period
Purchases of inventories, energy and gas	316,073	84,858
Salaries and social security charges	57,274	16,006
Employees benefits	11,308	3,156
Defined benefit plans	5,776	1,723
Works contracts, fees and compensation for services	83,224	21,271
Property, plant and equipment depreciation	220,084	48,697
Intangible assets amortization	2,548	950
Right-of-use assets amortization	1,454	140
Other assets amortization	4	-
Energy transportation	7,793	1,925
Transportation and freights	14,537	4,198
Consumption of materials	14,566	3,997
Penalties	702	411
Maintenance	26,790	8,236
Canons and royalties	72,247	19,727
Environmental control	3,623	841
Rental and insurance	19,089	4,410
Surveillance and security	3,868	905
Taxes, rates and contributions	4,001	1,315
Other	900	582
Total charges of the period	865,861	223,348

Exchange differences on translation	31,235	29,823

Less: Inventories at the end of the period	(231,400)	(73,942)
Total cost of sales	831,719	209,953

35

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	09.30.2024	09.30.2023
Salaries and social security charges	3,284	934
Employees benefits	325	104
Fees and compensation for services	1,718	748
Property, plant and equipment depreciation	17	5
Taxes, rates and contributions	11,260	2,871
Transportation and freights	34,178	8,506
Other	598	165
Total selling expenses	51,380	13,333

10.2 Administrative expenses

	09.30.2024	09.30.2023
Salaries and social security charges	39,983	10,848
Employees benefits	6,487	1,797
Defined benefit plans	13,393	3,739
Fees and compensation for services	22,342	5,606
Compensation agreements	18,344	6,545
Directors' and Sindycs' fees	3,930	1,325
Property, plant and equipment depreciation	6,115	1,319
Right-of-use assets amortization	18	-
Consumption of materials	282	46
Maintenance	2,249	505
Transport and per diem	1,541	502
Rental and insurance	989	124
Surveillance and security	890	163
Taxes, rates and contributions	5,811	1,425
Communications	556	181
Other	1,910	504
Total administrative expenses	124,840	34,629

10.3 Exploration expenses

	09.30.2024	09.30.2023
Geological and geophysical expenses	256	70
Derecognition of unproductive wells	-	1,702
Total exploration expenses	256	1,772

36

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	09.30.2024	09.30.2023
Other operating income
Insurance recovery	5,600	415
Services provided to third parties	32	165
Results for property, plant and equipment sale and derecognition	128	187
Contingencies recovery	54	107
Tax charges recovery	30	51
Commercial interests	40,739	12,009
Contractual indemnity	-	1,360
GasAr Plan	38,812	14,059
Export Increase Program	13,012	-
Fair value of consortiums' previous interest	-	2,485
Other	4,309	789
Total other operating income	102,716	31,627

Other operating expenses
Provision for contingencies	(27,636)	(1,012)
Provision for environmental remediation	(1,688)	(793)
Results for property, plant and equipment sale and derecognition	(54)	(19)
Tax on bank transactions	(12,866)	(3,120)
PAIS import tax	(1,844)	(973)
Donations and contributions	(1,642)	(497)
Institutional promotion	(860)	(1,023)
Costs of concessions agreements completion	(4,693)	(1,396)
Contractual penalty	-	(1,360)
Royalties GasAr Plan	(5,442)	(1,977)
Ecuador's transactional agreement	-	(1,510)
Impairment of other receivables	-	(1,613)
Other contractual expenses	-	(1,510)
Other	(7,241)	(1,276)
Total other operating expenses	(63,966)	(18,079)

37

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	09.30.2024	09.30.2023
Financial income
Financial interest	2,753	527
Other interest	1,342	563
Total financial income	4,095	1,090

Financial costs
Financial interests (1)	(91,255)	(59,227)
Commercial interests	(503)	(164)
Fiscal interests	(20,451)	(9,446)
Other interests	(6,010)	(714)
Bank and other financial expenses	(2,713)	(1,545)
Total financial costs	(120,932)	(71,096)

Other financial results
Foreign currency exchange difference, net	(9,113)	19,289
Changes in the fair value of financial instruments	122,835	78,884
Result from present value measurement	(5,899)	(2,347)
Result from repurchase of CB	(8,301)	72
Other financial results	284	(104)
Total other financial results	99,806	95,794

Total financial results, net	(17,031)	25,788

(1) Net of $ 6,481 million and $ 2,892 million capitalized in property, plant and equipment for the nine-month periods ended September 30, 2024 and 2023, respectively.

38

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	09.30.2024	09.30.2023
Current tax	193,601	13,264
Deferred tax	(305,195)	6,723
Difference between previous fiscal period income tax provision and the income tax statement	(121)	450
Total income tax - (Profit) Loss	(111,715)	20,437

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	09.30.2024	09.30.2023
Profit before income tax	340,624	140,397
Current income tax rate	35%	35%
Income tax at the statutary tax rate	119,218	49,139
Share of profit from companies	(33,016)	(4,916)
Non-taxable results	(390)	(3,459)
Effects of exchange differences and other results associated with the valuation of the currency, net	92,460	84,410
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(570,962)	(182,671)
Difference between previous fiscal year income tax provision and deferred tax and the income tax statement	15,791	775
Effect for tax inflation adjustment	266,070	71,033
Reversal of loss carryforwards provision	(344)	-
Non-deductible cost	(488)	5,856
Other	(54)	270
Total income tax - (Profit) Loss	(111,715)	20,437

39

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1	Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Increases for incorporation (2)	Transfers	Decreases	Assets classified as held for sale		Traslation effect
							Impairment		At the end

Lands	10,642	-	-	-	-	-	-	2,134	12,776
Buildings	115,809	-	-	369	-	-	-	23,261	139,439
Equipment and machinery	1,584,615	214	1,717	259,145	(5)	(176)	(27,635)	330,779	2,148,654
Wells	966,529	2,842	-	220,838	(4,387)	(26,150)	(53,062)	207,126	1,313,736
Mining property	160,153	-	-	223	-	(3,322)	-	32,133	189,187
Vehicles	8,026	332	54	-	(189)	(181)	-	1,610	9,652
Furniture and fixtures and software equipment	50,878	2,779	693	962	(25,532)	(2)	-	9,721	39,499
Communication equipments	1,016	-	48	-	(237)	-	-	197	1,024
Materials, spare parts and tools	34,178	27,501	-	(27,457)	(42)	(1,906)	-	12,556	44,830
Petrochemical industrial complex	26,047	107	-	5,499	(6)	-	-	5,793	37,440
Civil works	19,443	-	-	56	-	-	-	3,902	23,401
Work in progress	336,707	240,402	-	(441,239)	-	(424)	-	58,302	193,748
Advances to suppliers	52,778	10,990	-	(18,396)	-	(58)	-	9,675	54,989
Other goods	354	-	-	-	-	-	-	71	425
Total at 09.30.2024	3,367,175	285,167	2,512	-	(30,398)	(32,219)	(80,697)	697,260	4,208,800
Total at 09.30.2023	651,459	150,885	-	-	(52,793)	-	-	693,882	1,443,433

(1) Includes $ 6,481 million and $ 2,892 million of financial costs capitalized for the nine-month periods ended September 30, 2024 and 2023, respectively.

(2) See Note 5.2.3

40

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation
								Net book values
Type of good	At the beginning	Decreases	For the period	Assets classified as held for sale		Traslation effect	At the end	At the end	At 12.31.2023
					Impairment

Lands	-	-	-	-	-	-	-	12,776	10,642
Buildings	(67,010)	-	(5,201)	-	-	(13,918)	(86,129)	53,310	48,799
Equipment and machinery	(605,189)	1	(96,152)	99	18,722	(128,991)	(811,510)	1,337,144	979,426
Wells	(467,546)	-	(110,952)	16,524	43,439	(103,039)	(621,574)	692,162	498,983
Mining property	(100,395)	-	(5,926)	2,595	-	(20,652)	(124,378)	64,809	59,758
Vehicles	(4,606)	152	(970)	181	-	(1,007)	(6,250)	3,402	3,420
Furniture and fixtures and software equipment	(45,350)	25,532	(3,554)	2	-	(8,536)	(31,906)	7,593	5,528
Communication equipments	(903)	237	(74)	-	-	(179)	(919)	105	113
Materials, spare parts and tools	(1,315)	42	(110)	-	-	(272)	(1,655)	43,175	32,863
Petrochemical industrial complex	(15,829)	6	(2,358)	-	-	(3,386)	(21,567)	15,873	10,218
Civil works	(1,711)	-	(911)	-	-	(429)	(3,051)	20,350	17,732
Work in progress	-	-	-	-	-	-	-	193,748	336,707
Advances to suppliers	-	-	-	-	-	-	-	54,989	52,778
Other goods	(347)	-	(8)	-	-	(70)	(425)	-	7
Total at 09.30.2024	(1,310,201)	25,970	(226,216)	19,401	62,161	(280,479)	(1,709,364)	2,499,436
Total at 09.30.2023	(267,995)	7,806	(50,021)	-	-	(287,108)	(597,318)	846,115
Total at 12.31.2023									2,056,974

41

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increases	Decreases	(Impairment) Recovery of impairment (1)	Traslation effect
						At the end

Concession agreements	2,027	-	-	-	406	2,433
Goodwill	27,978	-	-	-	5,609	33,587
Intangible identified in acquisitions of companies	56,049	190	-	-	11,270	67,509
Digital assets	-	3,091	-	(9)	81	3,163
Total at 09.30.2024	86,054	3,281	-	(9)	17,366	106,692
Total at 09.30.2023	25,582	-	(12,613)	411	23,870	37,250

	Amortization
Type of good	At the beginning	For the period	Decreases	Traslation effect
					At the end

Concession agreements	(1,976)	(56)	-	(401)	(2,433)
Intangible identified in acquisitions of companies	(6,180)	(2,492)	-	(1,473)	(10,145)
Total at 09.30.2024	(8,156)	(2,548)	-	(1,874)	(12,578)
Total at 09.30.2023	(1,218)	(950)	650	(1,660)	(3,178)

	Net book values
Type of good	At the end	At 12.31.2023

Concession agreements	-	51
Goodwill	33,587	27,978
Intangible identified in acquisitions of companies	57,364	49,869
Digital assets	3,163	-
Total at 09.30.2024	94,114
Total at 09.30.2023	34,072
Total at 12.31.2023		77,898

(1)	Recoverable value based on the market value of digital assets.

42

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	09.30.2024	12.31.2023
Tax loss carryforwards	7,381	116,514
Property, plant and equipment	153,160	105
Intangible assets	-	1
Right-of-use assets	1,991	-
Financial assets at fair value through profit and loss	11,111	127
Trade and other receivables	297	366
Provisions	68,165	42,542
Tax liabilities	348	-
Salaries and social security payable	831	540
Defined benefit plans	8,945	3,343
Trade and other payables	792	258
Deferred tax asset	253,021	163,796
Property, plant and equipment	(29,165)	(179,201)
Intangible assets	(31,798)	(27,229)
Investments in companies	(9,253)	(5,343)
Inventories	(35,701)	(36,640)
Financial assets at fair value through profit and loss	(52)	(14,568)
Trade and other receivables	(15,902)	(8,182)
Tax liabilities	(319)	(322)
Tax inflation adjustment	(77,486)	(132,010)
Other	-	(985)
Deferred tax liability	(199,676)	(404,480)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the Consolidated Condensed Interim Statement of Financial Position:

	09.30.2024	12.31.2023
Deferred tax asset, net	101,466	2
Deferred tax liability, net	(48,121)	(240,686)

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	09.30.2024	12.31.2023
Current
Materials and spare parts	156,760	103,969
Advances to suppliers	7,722	3,627
In process and finished products	66,918	58,427
Total (1)	231,400	166,023

(1) It includes impairment loss for $ 33 million (US$ 0.05 million), $ 735 million (US$ 3 million) and $ 739 million (US$ 3 million) as of September 30, 2024 and 2023 and December 31, 2023, respectivelly.

11.5 Provisions

	09.30.2024	12.31.2023
Non-Current
Contingencies	139,698	88,042
Asset retirement obligation and wind turbines decommision	28,432	19,463
Environmental remediation	15,124	12,358
Total non-current	183,254	119,863

Current
Asset retirement obligation and wind turbines decommision	3,202	2,775
Environmental remediation	1,304	917
Other provisions	4,214	957
Total current	8,720	4,649

44

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	09.30.2024
	Contingencies	Asset retirement obligation and wind turbines decommision	Environmental remediation

At the beginning of the year	88,042	22,238	13,275
Increases	33,013	2,421	1,541
Increase for incorporation (1)	-	8,378	-
Decreases	(5)	-	(175)
Exchange differences on translation	18,702	4,809	2,628
Liabilities associated to assets classified as held for sale	-	(1,242)	-
Reversal of unused amounts	(54)	(4,970)	(841)
At the end of the period	139,698	31,634	16,428

(1) See Note 5.2.3

	09.30.2023
	Contingencies	Asset retirement obligation and wind turbines decommision	Environmental remediation

At the beginning of the year	19,047	4,853	2,935
Increases	2,900	573	183
Decreases	(94)	-	(157)
Exchange differences on translation	18,359	4,133	2,747
Decrease por subsidiaries sales	-	(280)	-
Reversal of unused amounts	(107)	(981)	(120)
At the end of the period	40,105	8,298	5,588

11.5.1 Provision for lawsuits and contingencies

In connection with the international arbitration proceeding brought by POSA against the Company, on April 3, 2024, the Court of Arbitration of the ICC notified the parties of the Final Award rendered on April 2, 2024, in which it resolved to: (i) disallow all but one of POSA’s claims, ordering the Company to pay the corresponding 33.60% of (a) the revenues collected under the Leasing Agreement up to the Final Award’s date for US$ 18.8 million, plus a 6% annual interest rate, and (b) the collections to be received by the Company in the future under the before-mentioned agreement; and (ii) sustain the Company’s counterclaim for US$ 2 million plus interest at an annual 6% rate. On April 10, 2024, the Company filed a plea of partial nullity against the Final Award.

45

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	09.30.2024	12.31.2023
Non-current
Income tax, net of witholdings and advances	66,109	40,472
Minimum notional income tax	5,173	4,142
Total non-current	71,282	44,614

Current
Income tax, net of witholdings and advances	199,094	14,026
Total current	199,094	14,026

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1	Financial assets at amortized cost

	09.30.2024	12.31.2023
Current
Term deposit	77,881	81,511
Notes receivable	-	3,238
Total current	77,881	84,749

Due to the short-term nature of investments at amortized cost, their book value is not considered to differ from their fair value.

46

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2	Financial assets at fair value through profit and loss

	09.30.2024	12.31.2023
Non-current
Shares	26,451	28,040
Total non-current	26,451	28,040

Current
Government securities	641,786	313,964
Corporate bonds	55,511	64,125
Shares	51,194	71,141
Mutual funds	2,409	2,653
Total current	750,900	451,883

12.3	Trade and other receivables

	Note	09.30.2024	12.31.2023
Non-Current
Receivables		66	55
Trade receivables		66	55

Non-Current
Related parties	16	5,928	9,040
Advances to suppliers		25,943	-
Tax credits		5,165	1,004
Receivables for sale of associates		622	1,038
Contractual indemnity credit		2,500	2,959
Expenses to be recovered		2,802	-
Other		77	428
Other receivables		43,037	14,469
Total non-current		43,103	14,524

47

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	09.30.2024	12.31.2023
Current
Receivables		313,038	84,914
CAMMESA		97,019	80,957
Related parties	16	7,166	3,882
Impairment of financial assets		(970)	(1,203)
Trade receivables, net		416,253	168,550

Current
Related parties	16	7,433	5,800
Tax credits		11,622	7,903
Advances to suppliers		2,004	50
Prepaid expenses		8,762	4,287
Guarantee deposits		87,053	15,378
Expenses to be recovered		10,097	4,934
Insurance to be recovered		7,360	3,589
Receivables for sale of associates		1,311	1,046
GasAr Plan		33,504	8,658
Advances to employees		148	8,395
Contractual indemnity credit		1,579	1,827
Receivable for maintenance contract		1,165	-
Receivable for sale of fiancial instruments		-	5
Impairment of other receivables		(13)	(12)
Other		10,304	7,884
Other receivables, net		182,329	69,744

Total current		598,582	238,294

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

48

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	09.30.2024	09.30.2023
At the beginning of the year	1,203	1,039
Impairment	47,987	297
Write off for utilization	(48,277)	-
Reversal of unused amounts	-	(151)
Exchange differences on translation	57	167
At the end of the period	970	1,352

The movements in the impairment of other receivables are as follows:

	09.30.2024	09.30.2023
At the beginning of the year	12	38
Impairment	2	7
Reversal of unused amounts	(2)	(46)
Exchange differences on translation	1	13
At the end of the period	13	12
12.4	Cash and cash equivalents

	09.30.2024	12.31.2023
Cash	195	162
Banks	80,304	24,815
Term deposit	112	-
Mutual funds	241,400	112,996
Total	322,011	137,973

49

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5	Borrowings

	09.30.2024	12.31.2023
Non-Current
Financial borrowings	38,820	-
Corporate bonds	1,330,143	989,182
Total non-current	1,368,963	989,182

Current
Bank overdrafts	-	24,857
Financial borrowings	136,555	54,376
Corporate bonds	168,757	102,124
Total current	305,312	181,357
Total	1,674,275	1,170,539

As of September 30, 2024, and December 31, 2023 the fair value of the Company’s CB amount approximately to $ 1,504,887 million and $ 1,091,685 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period or year (fair value Level 1).

The carrying amounts of short-term borrowings and current account advances approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its loan’s contracts.

50

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.1 Loans´evolution:

The evolution of the consolidated loans over the nine-month periods ended September 30, 2024 and 2023 is disclosed below.

	09.30.2024	09.30.2023
Borrowings at the beginning of the year	1,170,539	285,766
Proceeds from borrowings	653,462	98,835
Payment of borrowings	(108,478)	(30,438)
Accrued interest	91,248	59,222
Payment of interests	(104,058)	(51,886)
Repurchase and redemption of CB	(285,489)	(1,335)
Result from repurchase of CB	8,301	(72)
Foreign currency exchange difference	(9,742)	(53,105)
Borrowing costs capitalized in property, plant and equipment	6,481	2,892
Decrease for sale of subsidiaries	-	(27,901)
Exchange differences on translation	252,011	292,237
Borrowings at the end of the period	1,674,275	574,215

51

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.2 Redemption of Class 17 and 15 and CB and issuance of Class 19, 20 and 22 CB

On February 5, 2024, Pampa redeemed all its Class 17 CB for a total amount of $ 5,980 million.

Additionally, on February 29, 2024, the Company issued Class 19 CB for $ 17,131 million, accruing interest at a variable Badlar rate plus an applicable 1% annual negative margin and maturing on February 28, 2025. Subsequently, on March 26, 2024, the Company issued Class 20 CB for US$ 55.2 million, accruing interest at a fixed 6% rate and maturing on March 26, 2026 and on May 14, 2024, it reopened Class 20 CB for an additional US$ 52.5 million at a US$ 1.0079 issuance price. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, US$ 47 million FV of the Class 20 CB were canceled, with a current outstanding US$ 60 million FV.

Finally, on June 27, 2024, Pampa redeemed all Class 15 CB for a total amount of $ 18,264 million.

Post-closing, on October 4, 2024, the Company issued Class 22 CB for US$ 83.98 million face value, that will accrue interest at a fixed 5.75% rate and maturing on October 4, 2028.

12.5.3 Tender offer for Class 1 CB and international issuance of Class 21 CB

On August 26, 2024, Pampa launched the cash tender offer to purchase at par its Class 1 CB issued on January 24, 2017 and maturing in 2027 for US$ 750 million face value at an annual 7.5% fixed interest rate. The repurchase offer ended on September 5, 2024, reaching approximately 53% of the total, equivalent to US$ 397 million. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the outstanding face value of the Class 1 Notes amounts to US$ 353 million.

The funds for the repurchase payment, the interest accrued from the last payment date until the offer settlement date and certain issuance costs came from the successful placement of the Class 21 CB, issued on September 10, 2024 for a face value of US$ 410 million, with an annual 7.95% fixed interest rate, an 8.25% yield and maturing on September 10, 2031.

12.5.4 Bank loans

During the period ended September 30, 2024, the Company canceled: (i) net short-term financing for $ 20,558 million; and (ii) net import financing for US$ 10 million. Additionally, the Company borrowed US$ 165 million from local banking institutions and completed the repayment of the FINNVERA loan for US$ 4 million.

52

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.6	Trade and other payables

	Note	09.30.2024	12.31.2023
Non-Current
Customer guarantees		23	19
Trade payables		23	19

Compensation agreements		34,115	22,264
Finance leases liability		12,268	11,686
Contractual penalty debt		2,368	2,959
Other		512	373
Other payables		49,263	37,282
Total non-current		49,286	37,301

Current
Suppliers		170,530	150,402
Customer advances		14,989	7,138
Related parties	16	22,980	11,808
Trade payables		208,499	169,348

Compensation agreements		8,016	8,686
Liability for acquisition of companies		-	6,844
Finance leases liability		3,705	2,923
Contractual penalty debt		1,484	1,315
Various creditors		-	2,484
Other		3,466	200
Other payables		16,671	22,452

Total current		225,170	191,800

Due to the short-term nature of trade and other payables, its book value is not considered to differ from its fair value. For most other non-current liabilities, fair values do not significantly differ from book values.

53

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7	Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2024 and December 31, 2023:

As of September 30, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	641,786	-	-	641,786
Corporate bonds	55,511	-	-	55,511
Mutual funds	2,409	-	-	2,409
Shares	51,194	-	26,451	77,645
Cash and cash equivalents
Mutual funds	241,400	-	-	241,400
Derivative financial instruments	-	108	-	108
Other receivables
Guarantee deposits on derivative financial instruments	4,691	-	-	4,691
Total assets	996,991	108	26,451	1,023,550

Liabilities
Derivative financial instruments	-	2	-	2
Total liabilities	-	2	-	2

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	313,964	-	-	313,964
Corporate bonds	64,125	-	-	64,125
Mutual funds	2,653	-	-	2,653
Shares	71,141	-	28,040	99,181
Cash and cash equivalents
Mutual funds	112,996	-	-	112,996
Derivative financial instruments	-	250	-	250
Other receivables
Guarantee deposits on derivative financial instruments	5,764	-	-	5,764
Total assets	570,643	250	28,040	598,933

Liabilities
Derivative financial instruments	-	191	-	191
Total liabilities	-	191	-	191

54

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, through the collection of dividends taking into consideration the direct 2.84% and 3.19% stakes and the 2.18% and 2.46% additional stakes through HIDISA and HINISA, in TJSM and TMB, respectively and a 17.7% discount rate. The used projections were prepared based on estimates on the future behavior of certain sensitive variables, including: (i) the dividend distribution policy; (ii) reference prices for energy sold in the spot market; (iii) projections on the power plants’ availability and dispatch; (iv) the evolution of structural costs and expenses; and (v) macroeconomic variables such as inflation and exchange rates, etc.

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

As of September 30, 2024, the capital stock amounts to $ 1,364 million, including $ 4 million of treasury shares.

To comply with the provisions established by the CNV, the breakdown of the translation differences originated in the share capital and capital adjustment accounts is detailed below:

	09.30.2024
	Share capital	Share capital adjustment
At the beginning of the year	27,854	145,729
Variation of the period	5,856	30,638
At the end of the period	33,710	176,367

	12.31.2023
	Share capital	Share capital adjustment
At the beginning of the year	5,117	26,760
Variation of the year	22,737	118,969
At the end of the year	27,854	145,729

55

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

13.2	Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of September 30, 2024 and 2023, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	30.09.2024	30.09.2023
Earning attributable to equity holders of the Company	452,630	119,708
Weighted average amount of outstanding shares	1,360	1,368
Basic and diluted earnings per share	332.82	87.51

56

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 Adjustments to reconcilie net profit to cash flows from operating activities

	Note	09.30.2024	09.30.2023
Income tax	10.6	(111,715)	20,437
Accrued interest		75,846	56,745
Depreciations and amortizations	9, 10.1 and 10.2	230,240	51,111
Share of profit from associates and joint ventures	5.2.2	(94,331)	(14,044)
Profit from sale of companies´ interest		(5,765)	(486)
Results for property, plant and equipment sale and derecognition	10.4	(74)	(168)
Impairment of property, plant and equipment, intangible assets and inventories		18,578	324
Impairment of financial assets		48,912	415
Result from present value measurement	10.5	5,899	2,347
Changes in the fair value of financial instruments		(110,797)	(65,940)
Exchange differences, net		827	(20,750)
Result from repurchase of CB	10.5	8,301	(72)
Costs of concessions agreements completion	10.4	4,693	1,396
Contractual indemnity	10.4	-	(1,360)
Contractual penalty	10.4	-	1,360
Provision for contingecies, net		27,582	895
Provision for environmental remediation	10.4	1,688	793
Accrual of defined benefit plans	9 and 10.2	19,169	5,462
Fair value of consortiums' previous interest	10.4	-	(2,485)
Impairment of other receivables	10.4	-	1,613
Ecuador's transactional agreement	10.4	-	1,510
Compensation agreements	10.2	18,344	6,545
Derecognition of unproductive wells	10.3	-	1,702
Other		(581)	(222)
Adjustments to reconcile net profit to cash flows from operating activities		136,816	47,128

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2 Changes in operating assets and liabilities

	09.30.2024	09.30.2023
Increase in trade receivables and other receivables	(433,354)	(32,535)
Increase in inventories	(29,470)	(14,130)
Increase (Decrease) in trade payables and other payables	68,536	(3,762)
Increase (Decrease) in salaries and social security payables	13,474	3,731
Defined benefit plans payments	(1,689)	(416)
Increase in tax liabilities	28,782	7,463
Decrease (Increase) in provisions	(2,298)	62
Income tax payment	-	(14)
Collection (Payments) for derivative financial instruments, net	143	(839)
Changes in operating assets and liabilities	(355,876)	(40,440)
14.3 Significant non-cash transactions

	09.30.2024	09.30.2023

Acquisition of property, plant and equipment through an increase in trade payables	(40,499)	(21,098)
Borrowing costs capitalized in property, plant and equipment	(6,481)	(2,892)
Compensation trade receivables through an increase in financial assets at fair value through profit and loss	(47,000)	-
Compensation of assets and liabilities associated with assets classified as available for sale through property, plant and equipment, inventories and provisions, net	(12,115)	-
Increase of property, plant and equipment through exchange of assets	-	(8,684)
Increase in right-of-use assets through an increase in other liabilities	-	(409)
Decrease in asset retirement obligation through property, plant and equipment	(4,387)	(768)
Increase in intangible assets through the reduction of other receivables	(3,091)	-

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

The main changes for the nine-month period ended September 30, 2024 regarding contingent liabilities and assets disclosed in the Consolidated Financial Statements as of December 31, 2023 are detailed below:

15.1 Environmental claims

-	A neighbor of the town of Ingeniero White claims economic compensation from the Company, three other companies, the Puerto de Bahía Blanca Consortium and the Municipality of Bahía Blanca for the alleged damage to his property caused by the vibration generated by the defendant companies over the course of their activities and the poor control by the Municipality. The proceeding is in the answer stage.
-	In the complaint brought by a neighbor of the Province of Buenos Aires against the Company seeking the removal of three fuel storage tanks and pumps and the remediation and regeneration of soils where such tanks are located in view of potential environmental damage, arguments were filed, and the proceeding is set for judgment.
-	In the proceeding brought by some neighbors of the Dock Sud district against 14 oil companies, including the Company, petrochemical companies and waste incineration plants located in the Dock Sud Petrochemical Complex claiming alleged environmental damage and purported individual damage to their property, health and morale, on the failure to advance the case, the Court declared the abandonment of the proceeding, which decision was appealed by the plaintiff and is pending resolution.
-	The owners of a lot in the city of Rosario (Province of Santa Fe) where a service station was operated by a third party selling fuels under Petrobras branding initiated an evidence preservation proceeding to gather expert evidence allowing for determining the property’s environmental status. The nullity claim filed by the Company is currently being heard.
-	In the lawsuit brought before the CSJN by Beatriz Mendoza jointly with 16 other plaintiffs against the Federal Government, the Province of Buenos Aires, the Government of the Autonomous City of Buenos Aires and 44 companies (including the Company) for alleged damages resulting from alleged environmental impact, the CSJN finished supervising the enforcement of the timely passed judgment and closed the proceedings regarding the collective damage; the decision was appealed by the plaintiff and certain non-governmental organizations, and is still pending resolution.

15.2 Administrative claims

-	In the case initiated by the Company against the Federal Government to claim the amount owed, plus interest, for the debt undertaken by it during the term of validity of PEN Executive Order No. 1,053/18, the Federal Government made an appearance and answered the complaint.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

15.3 Civil and Commercial Claims

-	In the arbitration proceeding brought by the Company against High Luck Group Limited - Argentine Branch (“HLG”) as a result of certain breaches of the Participation Assignment Agreement and the Joint Operating Agreement in the Chirete Block, on August 21, 2024, the ICC notified the parties of the Final Award rendered by the Court on August 14, 2024, in which it resolved that: (i) HLG incurred material and serious breach of the obligations taken on as operator; (ii) the lack of compliance described in the preceding item entitled Pampa to remove HLG as operator; and (iii) HLG will pay Pampa 100% of the arbitration costs.

NOTE 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of September 30, 2024	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	158	-	-	-
TGS	7,004	5,928	6,644	11,056
Transener	3	-	132	20
Other	-	-	-	17
Other related parties
SACDE	1	-	111	11,887
Other	-	-	546	-
	7,166	5,928	7,433	22,980

As of December 31, 2023	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	571	-	-	-
TGS	3,006	9,040	5,218	5,992
Transener	15	-	85	14
Other related parties
SACDE	290	-	42	5,802
Other	-	-	455	-
	3,882	9,040	5,800	11,808

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the nine-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees for services (3)			Other operating income (expenses), net (4)
	2024	2023	2024	2023	2024		2023	2024		2023
Associates and joint ventures
CTB	1,071	409	-	-	-		-	-		-
TGS	30,921	8,460	(48,834)	(9,865)	-		-	-		-
Transener	-	-	(66)	(27)	-		-	284		76

Other related parties
Fundación	-	-	-	-	-		-	(1,198)	-	(414)
SACDE	-	-	(80,503)	(13,993)	(125)		-	220		54
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(56)	-	(298)	-		-
Other	-	-	(1)	(35)	-	-	-	-		-
	31,992	8,869	(129,404)	(23,920)	(181)		(298)	(694)		(284)

(1)	Correspond mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for $ 48,901 million and $ 9,927 million and infrastructure works contracted to SACDE charged in property, plant and equipment for $ 80,503 million and $ 13,993 million, of which $ 16,095 million and $ 2,857 million, correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the nine-month periods ended September 30, 2024 and 2023, respectively.
(3)	Disclosed within administrative expenses.
(4)	Correspond mainly to donations expenses and operating leases income.

Operations for the nine-month period	Financial income (1)		Financial expenses (2)		Dividends collection		Dividends payment
	2024	2023	2024	2023	2024	2023	2024	2023
Associates and joint ventures
OCP	-	-	-	-	6,955	-	-	-
TGS	820	308	-	-	-	-	-	-
Transener	8	1	-	-	-	-	-	-

Other related parties
EMESA	-	-	-	-	-	-	-	(139)
TJSM	-	-	-	-	-	2	-	-
Other	-	-	(4)	(13)	-	-	(37)	-
	828	309	(4)	(13)	6,955	2	(37)	(139)

(1)	Correspond mainly to financial leases and accrued interest on loans granted.
(2)	Correspond to interest and commissions on loans received.

61

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 09.30.2024	Total 12.31.2023

ASSETS

NON-CURRENT ASSETS
Financial assets at fair value through profit and loss	US$	2.1	970.50	2,017	-
Other receivables	US$	39.0	970.50	37,806	13,045
Total non-current assets				39,823	13,045

CURRENT ASSETS
Financial assets at fair value through profit and loss	US$	597.6	970.50	579,997	390,799
	U$	-	23.31	-	1
Financial assets at amortized cost	US$	80.2	970.50	77,881	84,749
Derivative financial instruments	US$	0.1	970.50	98	229
Trade and other receivables	US$	196.8	970.50	190,949	133,422
	CLP	2,249.7	1.08	2,432	1,021
Cash and cash equivalents	US$	308.2	970.50	299,149	79,692
	CLP	8.8	1.08	10	1
	EUR	0.0	1,083.85	1	1
Total current assets				1,150,517	689,915
Total assets				1,190,340	702,960

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	167.7	970.50	162,768	112,738
Borrowings	US$	1,410.6	970.50	1,368,963	989,182
Defined benefit plans	US$	10.4	970.50	10,119	-
Trade and other payables	US$	50.3	970.50	48,775	33,334
Total non-current liabilities				1,590,625	1,135,254

CURRENT LIABILITIES
Provisions	US$	4.6	970.50	4,506	3,691
Tax liabilities	US$	6.8	970.50	6,630	2
	CLP	458.7	1.08	496	777
Defined benefit plans	US$	10.0	970.50	9,657	-
Salaries and social security payable	US$	0.04	970.50	35	20
Derivative financial instruments	US$	-	970.50	-	189
Borrowings	US$	289.2	970.50	280,693	117,493
	CNY	13.6	138.27	1,876	4,388
Trade and other payables	US$	147.0	970.50	142,663	154,698
	EUR	2.4	1,083.85	2,558	1,959
	CNY	0.1	138.27	14	1,045
	SEK	16.3	95.69	1,557	321
	GBP	0.02	1,299.98	26	-
	U$	0.36	23.31	8	2
Total current liabilities				450,719	284,585
Total liabilities				2,041,344	1,419,839
Net Position Liability				(851,004)	(716,879)

(1)	Information presented to comply with CNV Rules.
(2)	Exchange rate in force on September 30, 2024 according to the BNA for U.S. dollars (US$), Euros (EUR), Yuans R. China (CNY), Chilean pesos (CLP), Swedish crowns (SEK), Pounds sterling (GBP) and Uruguayan pesos (U$).

62

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 18: INVESTMENT COMMITMENTS

New generation projects

PEPE VI

On May 29, 2024, SE Resolution No. 82/24 was published, which authorized the private use of the PEPE VI interconnection line; afterwards, progress was made in obtaining access to the transmission capacity made public through ENRE Resolution No. 384/24. No objections were filed and, therefore, access was granted under the terms of the Resolution. During the July-September 2024 quarter, 21 wind turbines were commissioned for 94.5 MW, and post-closing, during the month of October 2024, 4 additional wind turbines were commissioned for 18 MW.

NOTE 19: TERMINATION OF HYDROELECTRIC CONCESSIONS

Under SE Resolutions No. 2/24 and No. 33/24, a 120-calendar-day extension was granted for the Alicurá, El Chocón, Arroyito, Cerros Colorados and Piedra del Águila hydroelectric concessions. Subsequently, Executive Order No. 718/24 established an opt-in mechanism so that concessionaires continue operating the complexes for a maximum term of one year and instructed that a national and international public call for tenders for the sale of the mentioned hydroelectric plants’ shareholding packages be launched within a term of 180 days.

Besides, through Executive Orders No. 1,021/24 and 1,085/24, the Province of Mendoza established a 12-month transition period for HINISA’s concession as from June 1, 2024, the concession contract’s expiration date, allowing the exploitation of the water resource during such period. It was also determined that the Undersecretary of Energy and Mining would exercise control activities during such period. Moreover, SE Resolution No. 98/24 reduced the concession contract’s transition period to 6 months, extendable for a like period.

On October 19, 2024, HIDISA’s concessions —one for the assets and the use of water resources, granted by the Province of Mendoza, and the other for the generation of electric power, granted by the Federal Government— expired. On October 18, 2024, through Executive Order No. 2,096/24, the Province of Mendoza set a 12-month transition period as from the expiration date and established that the Undersecretary of Energy and Mining of the Ministry of Energy and Environment would act as overseer. At the national level, through SCEyM Resolution No. 01/24, the Secretariat of Energy and Mining Coordination established a transition period until June 1, 2025, and appointed the Undersecretary of Electric Energy as overseer.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2024, presented on comparative basis.

(In millions of Argentine Pesos (“$”))

NOTE 20: DOCUMENTATION SAFEKEEPING

On August 14, 2014, the CNV issued General Resolution No. 629/14, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the AdeA - Administración de Archivos S.A.’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 – C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 21: SUBSEQUENT EVENTS

After September 30, 2024 and until the issuance of these Consolidated Condensed Interim Financial Statements, no other relevant events have occurred which may significantly affect them.

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